                                                            OMB APPROVAL
                                                     OMB NUMBER:       3235-0145
                                                     EXPIRES:   OCTOBER 31, 1997
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE....14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.___)*

                                Northeast Bancorp
                                (NAME OF ISSUER)

                    Common Stock, par value $ 1.00 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    663904100
                                 (CUSIP NUMBER)

            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
         780 Third Avenue, 30th Floor, New York, NY 10017 (212) 486-7300
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                 April 10, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 17 PAGES.

                        EXHIBIT INDEX LOCATED ON PAGE ___

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP NO. 663904100                                           PAGE 2 OF 17 PAGES



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sandler O'Neill Asset Management, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /


     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

               00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

     6     CITIZEN OR PLACE OF ORGANIZATION

               New York

                             7    SOLE VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY     8    SHARED VOTING POWER
          OWNED BY
            EACH                    148,100
      REPORTING PERSON
            WITH             9    SOLE DISPOSITIVE POWER

                            10    SHARED DISPOSITIVE POWER

                                    148,100

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               148,100

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.6%

    14     TYPE OF REPORTING PERSON*

               00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          2 OF 9

                                  SCHEDULE 13D


CUSIP NO. 663904100                                           PAGE 3 OF 17 PAGES



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SOAM Holdings, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /


     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

               00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY     8    SHARED VOTING POWER
          OWNED BY
            EACH                    128,400
      REPORTING PERSON
            WITH             9    SOLE DISPOSITIVE POWER

                            10    SHARED DISPOSITIVE POWER

                                    128,400

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               128,400

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%

    14     TYPE OF REPORTING PERSON*

               00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          3 OF 9

                                  SCHEDULE 13D


CUSIP NO. 663904100                                           PAGE 4 OF 17 PAGES



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Partners, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /


     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY     8    SHARED VOTING POWER
          OWNED BY
            EACH                    9,900
      REPORTING PERSON
            WITH             9    SOLE DISPOSITIVE POWER

                            10    SHARED DISPOSITIVE POWER

                                    9,900

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,900

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.4%

    14     TYPE OF REPORTING PERSON*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          4 OF 9

                                  SCHEDULE 13D


CUSIP NO. 663904100                                           PAGE 5 OF 17 PAGES



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Partners II, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /


     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY     8    SHARED VOTING POWER
          OWNED BY
            EACH                    34,700
      REPORTING PERSON
            WITH             9    SOLE DISPOSITIVE POWER

                            10    SHARED DISPOSITIVE POWER

                                    34,700

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               34,700

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.3%

    14     TYPE OF REPORTING PERSON*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          5 OF 9

                                  SCHEDULE 13D


CUSIP NO. 663904100                                           PAGE 6 OF 17 PAGES



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Hedge Fund, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /


     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY     8    SHARED VOTING POWER
          OWNED BY
            EACH                    13,100
      REPORTING PERSON
            WITH             9    SOLE DISPOSITIVE POWER

                            10    SHARED DISPOSITIVE POWER

                                    13,100

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,100

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.5%

    14     TYPE OF REPORTING PERSON*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          6 OF 9

                                  SCHEDULE 13D


CUSIP NO. 663904100                                           PAGE 7 OF 17 PAGES



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Hedge Fund II, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /


     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY     8    SHARED VOTING POWER
          OWNED BY
            EACH                    70,700
      REPORTING PERSON
            WITH             9    SOLE DISPOSITIVE POWER

                            10    SHARED DISPOSITIVE POWER

                                    70,700

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               70,700

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.7%

    14     TYPE OF REPORTING PERSON*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          7 OF 9

                                  SCHEDULE 13D


CUSIP NO. 663904100                                           PAGE 8 OF 17 PAGES



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Offshore, Ltd

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /


     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

     6     CITIZEN OR PLACE OF ORGANIZATION

               Cayman Islands

                             7    SOLE VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY     8    SHARED VOTING POWER
          OWNED BY
            EACH                    19,700
      REPORTING PERSON
            WITH             9    SOLE DISPOSITIVE POWER

                            10    SHARED DISPOSITIVE POWER

                                    19,700

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               19,700

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.7%

    14     TYPE OF REPORTING PERSON*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          8 OF 9

                                  SCHEDULE 13D


CUSIP NO. 663904100                                           PAGE 9 OF 17 PAGES



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Terry Maltese

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /


     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

               00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

     6     CITIZEN OR PLACE OF ORGANIZATION

               USA

                             7    SOLE VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY     8    SHARED VOTING POWER
          OWNED BY
            EACH                    148,100
      REPORTING PERSON
            WITH             9    SOLE DISPOSITIVE POWER

                            10    SHARED DISPOSITIVE POWER

                                    148,100

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               148,100

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.6%

    14     TYPE OF REPORTING PERSON*

               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          9 OF 9

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $1.00 per share ("Common Stock"), of Northeast Bancorp (the "Issuer"), a Maine corporation having its principal office at 232 Center Street, Auburn, Maine 04210.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MPII and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MPII, with respect to shares of Common Stock beneficially owned by it, (vi) MHFII, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, and (viii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MP, MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 2 World Trade Center -- 104th Floor, New York, New York 10048.

(c) The principal business of MP, MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MPII, MHFII and MO is $94,319, $124,961, $332,378, $686,887 and $189,957, respectively. Such shares were purchased with the investment capital of the respective entities.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Based upon an aggregate of 2,661,270 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, as of the close of business on April 16, 2001:

    (i) MP beneficially owned 9,900 shares of Common Stock, constituting approximately 0.4% of the shares outstanding.

    (ii) MHF beneficially owned 13,100 shares of Common Stock, constituting approximately 0.5% of the shares outstanding.

    (iii) MPII beneficially owned 34,700 shares of Common Stock, constituting approximately 1.3% of the shares outstanding.

    (iv) MHFII beneficially owned 70,700 shares of Common Stock, constituting approximately 2.7% of the shares outstanding.

    (v) MO beneficially owned 19,700 shares of Common Stock, constituting approximately 0.7% of the shares outstanding.

    (vi) SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MPII, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 9,900 shares owned by MP, the 13,100 shares owned by MHF, the 34,700 shares owned by MPII, the 70,700 shares owned by MHFII and the 19,700 shares owned by MO, or an aggregate of 148,100 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

    (vii) Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MPII and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 9,900 shares owned by MP, the 13,100 shares owned by MHF, the 34,700 shares owned by MPII, and the 70,700 shares owned by MHFII, or an aggregate of 128,400 shares of Common Stock, constituting approximately 4.8% of the shares outstanding.

    (viii) Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 9,900 shares owned by MP, the 13,100 shares owned by MHF, the 34,700 shares owned by MPII, the 70,700 shares owned by MHFII and the 19,700 shares owned by MO, or an aggregate of 148,100 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

    (ix) In the aggregate, the Reporting Persons beneficially own an aggregate of 148,100 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

    (x)    2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to April 16, 2001, MP effected the following transactions in the Common Stock in open market transactions with brokers:

                                        Number            Price
           Date        Action         of Shares         per Share
           ----        ------         ---------         ---------
         03/29/01      Bought             200            $10.060
         03/29/01      Transfer to
                        MHF II          2,500             10.100
         04/02/01      Bought             200             10.296
         04/03/01      Bought             300             10.287
         04/04/01      Bought             700             10.274
         04/06/01      Bought             200             10.260
         04/10/00      Bought             100             10.260
         04/16/01      Bought             700             10.310

         During the sixty days prior to April 16, 2001, MHF effected the following transactions in the Common Stock in open market transactions with brokers:

                                        Number            Price
           Date        Action         of Shares         per Share
           ----        ------         ---------         ---------
         03/29/01      Bought             200            $10.060
         04/02/01      Bought             200             10.296
         04/03/01      Bought             300             10.287
         04/04/01      Bought             700             10.274
         04/06/01      Bought             200             10.260
         04/10/00      Bought             100             10.260
         04/16/01      Bought           1,400             10.310

         During the sixty days prior to April 16, 2001, MPII effected the following transactions in the Common Stock in open market transactions with brokers:

                                        Number            Price
           Date        Action         of Shares         per Share
           ----        ------         ---------         ---------
         03/29/01      Bought             700            $10.060
         04/02/01      Bought           1,000             10.296
         04/03/01      Bought           1,100             10.287
         04/04/01      Bought           2,900             10.274
         04/06/01      Bought             700             10.260
         04/10/00      Bought             500             10.260
         04/16/01      Bought           2,800             10.310


         During the sixty days prior to April 16, 2001, MHFII effected the following transactions in the Common Stock in open market transactions with brokers:

                                        Number            Price
           Date        Action         of Shares         per Share
           ----        ------         ---------         ---------
         03/29/01      Bought           1,700            $10.060
         03/29/01      Transfer from
                        MP              2,500             10.060
         03/29/01      Transfer from
                        MO              2,500             10.060
         04/02/01      Bought           2,800             10.296
         04/03/01      Bought           3,100             10.287
         04/04/01      Bought           8,000             10.274
         04/06/01      Bought           1,800             10.260
         04/10/00      Bought           1,300             10.260
         04/16/01      Bought           2,800             10.310


         During the sixty days prior to April 16, 2001, MO effected the following transaction in the Common Stock in open market transactions with brokers:

                                        Number            Price
           Date        Action         of Shares         per Share
           ----        ------         ---------         ---------
         03/29/01      Bought             500            $10.060
         03/29/01      Transfer to
                        MHF II          2,500             10.100
         04/02/01      Bought             700             10.296
         04/03/01      Bought             900             10.287
         04/04/01      Bought           2,200             10.274
         04/06/01      Bought             500             10.260
         04/10/00      Bought             300             10.260
         04/16/01      Bought           2,100             10.310


(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2001

MALTA PARTNERS, L.P.                    MALTA HEDGE FUND, L.P.

By:     SOAM Holdings, LLC,             By:     SOAM Holdings, LLC,
        the sole general partner                the sole general partner


By: /s/ Terry Maltese                   By: /s/ Terry Maltese
   ---------------------------------       ---------------------------------
        Terry Maltese                           Terry Maltese
        President                               President

MALTA PARTNERS II, L.P.                 MALTA HEDGE FUND II, L.P.

By:     SOAM Holdings, LLC,             By:     SOAM Holdings, LLC,
        the sole general partner                the sole general partner


By: /s/  Terry Maltese                  By: /s/ Terry Maltese
   ---------------------------------       ---------------------------------
        Terry Maltese                           Terry Maltese
        President                               President

MALTA OFFSHORE, LTD                     Sandler O'Neill Asset Management LLC

By:     Sandler O'Neill Asset
        Management LLC

By: /s/ Terry Maltese                   By: /s/ Terry Maltese
   ---------------------------------       ---------------------------------
        Terry Maltese                           Terry Maltese
        President                               President

SOAM Holdings, LLC                      Terry Maltese

By: /s/ Terry Maltese                       /s/ Terry Maltese
   ---------------------------------       ---------------------------------
        Terry Maltese                           Terry Maltese
        President

                                                                       EXHIBIT 1

            JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: April 18, 2001

MALTA PARTNERS, L.P.                    MALTA HEDGE FUND, L.P.
By:     SOAM Holdings, LLC,             By:     SOAM Holdings, LLC,
        the sole general partner                the sole general partner

By: /s/ Terry Maltese                   By: /s/ Terry Maltese
   ---------------------------------       ---------------------------------
        Terry Maltese                           Terry Maltese
        President                               President

MALTA PARTNERS II, L.P.                 MALTA HEDGE FUND II, L.P.
By:     SOAM Holdings, LLC,             By:     SOAM Holdings, LLC,
        the sole general partner                the sole general partner

By: /s/ Terry Maltese                   By: /s/ Terry Maltese
   ---------------------------------       ---------------------------------
        Terry Maltese                           Terry Maltese
        President                               President

MALTA OFFSHORE, LTD.                    SANDLER O'NEILL ASSET
By:     Sandler O'Neill Asset           MANAGEMENT LLC
        Management LLC

By: /s/ Terry Maltese                   By: /s/ Terry Maltese
   ---------------------------------       ---------------------------------
        Terry Maltese                           Terry Maltese
        President                               President

SOAM HOLDINGS, LLC                      TERRY MALTESE

By: /s/ Terry Maltese                       /s/ Terry Maltese
   ---------------------------------       ---------------------------------
        Terry Maltese                           Terry Maltese
        President